

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Michael Berry
Executive Vice President and Chief Financial Officer
NetApp, Inc.
3060 Olsen Drive
San Jose, CA 95128

      Re: NetApp, Inc.
          Form 10-K for the Fiscal Year Ended April 29, 2022
          Form 10-Q for the Quarterly Period Ended October 28, 2022

Dear Michael Berry:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the quarterly period ended October 28, 2022

14. Segment, Geographic, and Significant Customer Information, page 22

1.   Please disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. We note disclosure on page 28 and 30 which refers to various product categories including portfolios that include all-flash, hybrid-flash, and object storage systems.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

               Sincerely,

Michael Berry
NetApp, Inc.
January 23, 2023
Page 2

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